

December 13, 2010

Mr. Michael J. Gordon
Chief Executive and Chief Financial Officer
Blastgard International, Inc.
2451 McMullen Booth Road, Suite 242
Clearwater, FL 33759

> **Re:** **Blastgard International, Inc.**
> **Form 10-Q/A for the Fiscal Quarter Ended March 31, 2010**
> **Filed May 18, 2010**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2010**
> **Filed August 16, 2010**
> **Response Letter Dated November 5, 2010**
> **File No. 0-53756**

Dear Mr. Gordon:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

John Cash
Branch Chief